DLA Piper LLP (US)

4141 Parklake Avenue, Suite 300

Raleigh, North Carolina 27612-2350

www.dlapiper.com

Carrie J. Hartley

carrie.hartley@dlapiper.com

T    919.786.2007

F    919.786.2200

October 25, 2010

VIA EDGAR

Ms. Sonia Barros, Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3010 CF/AD8

Washington, D.C. 20549

Re:	KBS Strategic Opportunity REIT, Inc.
Post-Effective Amendment No. 3 to Form S-11
Filed October 8, 2010
File No. 333-156633

Dear Ms. Barros:

On behalf of our client, KBS Strategic Opportunity REIT, Inc. (the “Company”), we are writing to address the comment letter from the staff of the Commission’s Division of Corporation Finance to Keith D. Hall, Chief Executive Officer of the Company, dated October 22, 2010, regarding the above-referenced filing. For your convenience, we have reproduced the comment below, along with our response.

Supplement No. 9 dated October 8, 2010

Real Estate and Real Estate-Related Investments Summary, page 2

1.	Please expand your disclosure of your recent real estate loans to disclose the principal amount outstanding, interest rate, maturity date, and carrying amount of each loan.

Response: The Company believes that the contractual payment terms, including the principal amount outstanding, interest rate and maturity date, are not meaningful for its recently acquired non-performing real estate loans. The borrowers under these loans have defaulted under their contractual terms. They are not making principal and/or interest payments according to the contractual terms of these loans or otherwise. The Company does not expect that such payments will commence or that the face amount of the notes will ever be paid in full.

As stated in supplement no. 9, for these and other non-performing loans, the Company will explore various strategies including, but not limited to, one or more of the following: (a) negotiating with the borrowers for a reduced payoff, (b) restructuring the terms of the loans, and (c) enforcing its rights as lender under the loans and foreclosing on the collateral securing the loans. The first two options above involve negotiations with the borrowers. The borrowers under these loans are not performing and are not expected to perform under the contractual loan terms. Since the Company acquired the non-performing loans from third parties at substantial discounts to the principal amount outstanding, the principal amount outstanding, interest rate and maturity date are all irrelevant to the Company. The Company’s return on these investments is a function of its purchase price and its ability to successfully

Ms. Sonia Barros

October 25, 2010

Page Two

execute one of the exit strategies described above. The parties will attempt to negotiate a reduced payoff or new loan terms based on their valuations of the underlying collateral, their expectations of its future performance and their respective investments (i.e., for the Company, the amount the Company paid for the loan and for the borrower, the amount of borrower’s equity in the underlying collateral and the borrower’s ability to work out or pay off the loan to protect part of its equity investment), all without regard to the existing loan terms. If the Company and the borrower cannot reach an agreement on a loan payoff or new loan terms, the Company can pursue foreclosure. In this scenario, the existing loan terms are also irrelevant. As such, the Company believes that the principal amounts outstanding, interest rates and maturity dates may be misleading to investors.

Thus, with respect to its recently acquired non-performing loans, the Company believes that the meaningful figures to present investors are (a) the purchase price and (b) the ratio of the purchase price to the appraised value of the collateral. The Company has provided this information in the prospectus supplement contained in the above-referenced filing.

The Company acknowledges that the carrying amounts of these loans would be useful information for investors. However, because the Company’s real estate loan investments were all acquired in the third quarter of 2010, the Company is in the process of closing its books for this reporting period and preparing its Quarterly Report on Form 10-Q for the period ended September 30, 2010. Going forward, the Company undertakes to disclose the carrying amounts of its performing and non-performing loans in its 20.D post-effective amendments, once the quarterly report on Form 10-Q has been filed for the period during which the loan was acquired.

Very truly yours,

DLA Piper LLP (US)

/s/ Carrie J. Hartley

Carrie J. Hartley